Q4 FY16 MANAGEMENT PRESENTATION 19 May 2016 Exhibit 99.4

DISCLAIMER This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.   Examples of forward-looking statements include:   statements about the company’s future performance; projections of the company’s results of operations or financial condition; statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants; expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects; expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios; expectations concerning dividend payments and share buy-backs; statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs; statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

DISCLAIMER (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.   Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2016, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

AGENDA Overview and Operating Review – Louis Gries, CEO Financial Review – Matt Marsh, CFOand Executive VP - Corporate Questions and Answers In this Management Presentation, James Hardie may present financial measures, sales volume terms, and Non-US GAAP financial measures included in the Definitions and other terms section of this document. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes”, and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted income tax expense”, “Adjusted effective tax rate on earnings”, and “Adjusted EBITDA”. Unless otherwise stated, results and comparisons are of the fourth quarter and full year of the current fiscal year versus the fourth quarter and full year of the prior fiscal year (the “prior corresponding period” or “pcp”).

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

GROUP OVERVIEW Higher volumes in all businesses3 Solid net sales growth for FY16 in both segments in local currencies Continued focus on operational efficiency at our plants to sustain improved performance FY16 North America and Europe fiber cement EBIT margin of 24.6% within our target range of 20% to 25% Net operating cash flow increased 45% compared to pcp Announced second half dividend of US29 cents per security 1 Excludes Asbestos related expenses and adjustments, New Zealand weathertightness claims, non-recurring stamp duty and tax adjustments 2 Excludes Asbestos related expenses and adjustments, New Zealand weathertightness claims and non-recurring stamp duty 3 Excludes Australian Pipes business which was sold in Q1 FY16

NORTH AMERICA AND EUROPE FIBER CEMENT SUMMARY Volume Modest R&R and new construction market growth US volume grew above market index, however PDG continues to track below our targeted level EBIT Lower freight and unit costs relative to pcp Sustained positive performance improvement trend in our manufacturing plant network for FY16 Higher production costs at one US plant due to an isolated production matter in Q4 Higher volume compared to pcp Partially offset by higher SG&A expenses relative to pcp

1 Excludes asset impairment charges of US$14.3 million in 4th quarter FY12, US$5.8 million in 3rd quarter FY13 and US$11.1 million in 4th quarter FY13 NORTH AMERICA AND EUROPE FIBER CEMENT Full Year EBIT Margin up 220 bps to 24.6%

NORTH AMERICA AND EUROPE FIBER CEMENT Gross price increased 2-3% offset by strong US dollar Overall, satisfied with tactical pricing and price positioning Revenue up 9% in FY16 on 8% volume growth Continuing to outpace U.S. housing starts growth 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

Volume Favorable conditions in addressable markets Excluding the Australian Pipes business, volume increased for both the quarter and full year Price Favorably impacted by annual price increase, mix and appreciation of Philippines currency against the AUD EBIT A$ EBIT grew 10% for the quarter and 8% for the full year2 Full year $A EBIT adversely impacted by: Carole Park startup costs Rosehill site purchase in December FY15 Stronger USD ASIA PACIFIC FIBER CEMENT SUMMARY 1 Excludes Australian Pipes business which was sold in Q1 FY16 2 Excludes New Zealand weathertightness claims

FINANCIAL REVIEW Matt Marsh, CFO and Executive VP – Corporate

RESULTS – 4th QUARTER FY16

Three Months Ended 31 March			
US$ Millions	Q4'16	Q4'15	% Change
Net sales	435.8	411.3	6
Gross profit	160.1	152.5	5
SG&A expenses	(68.7)	(68.8)	-
EBIT	56.3	12.6	-
Net operating profit	28.8	27.7	4
Adjusted EBIT [1]	83.7	80.8	4
Adjusted net operating profit [2]	57.9	57.3	1

Net sales increased 6%

- Higher volume in both operating segments[3]
- Higher average net sales price in APAC segment
- Adversely impacted by stronger USD

Gross profit margin decreased 40 bps

- Higher production costs in both US and APAC:
  - Isolated production matter at one US plant
  - Carole Park startup costs and higher input costs

Adjusted net operating profit increased 1%

- Adjusted EBIT increased 4% compared to pcp
- Higher gross interest expense of US$1.6 million
- Increase in other expense of US$0.9 million

1 Excludes Asbestos related expenses and adjustments, New Zealand weathertightness claims and non-recurring stamp duty
2 Excludes Asbestos related expenses and adjustments, New Zealand weathertightness claims, non-recurring stamp duty, and tax adjustments
3 Excludes Australian Pipes business which was sold in Q1 FY16

James Hardie
PAGE 12

Net sales increased Higher volume in both operating segments3 Higher average net sales prices in local currencies Gross profit margin increased 170 bps Lower production costs in the US business due to manufacturing network improved performance, lower freight and lower input costs SG&A expenses increased Investing in both segments, partially offset by FX Higher stock compensation expense Adjusted net operating profit increased 15% Adjusted EBIT growth US$7.0 million favorable movement in other income Higher gross interest expense of US$17.3 million RESULTS – FULL YEAR 2016 1 Excludes Asbestos related expenses and adjustments, New Zealand weathertightness claims and non-recurring stamp duty 2 Excludes Asbestos related expenses and adjustments, New Zealand weathertightness claims, non-recurring stamp duty and tax adjustments 3 Excludes Australian Pipes business which was sold in Q1 FY16

CHANGES IN AUD vs. USD 1 As Reported 12 Months FY16 figures converted using 12 Months FY15 weighted average exchange rates 2 Reflects the difference between FY16 As Reported and FY16 using 12 Months FY15 weighted average exchange rates $ (Unfav)/Fav % (63.0) u 4% (21.3) u 4% (13.3) u 4% (10.7) u 5% Translation Impact 2

US INPUT COSTS The information underlying the table above is sourced as follows: Pulp – Cost per ton – from RISI Cement – Relative index from the Bureau of Labor Statistics Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration Gas and Electric prices for Q4 FY16 are based on prior quarter actuals Freight – Cost per mile – from Dial-a-Truck Solutions 1 Prior comparable period as noted above refers to input costs for Q4FY15 The price of NBSK pulp decreased by 7% compared to pcp1 Cement prices continue to rise, up 3% compared to pcp1 Gas prices are down 27% compared to pcp1 Electricity prices are down 2% compared to pcp1 Freight prices decreased 15% compared to pcp1

1 Excludes New Zealand weathertightness claims 2 Excludes Australian Pipes business which was sold in Q1 FY16 North America and Europe Fiber Cement EBIT summary Quarter and full year EBIT increased by 4% and 19%, respectively when compared to pcp Favorable freight, improved plant performance, lower unit costs and higher volume, partially offset by higher SG&A expense for the full year SEGMENT EBIT – 4th QUARTER and FULL YEAR FY16 Asia Pacific Fiber Cement EBIT1 summary EBIT in local currency for the quarter and FY increased 10% and 8%, respectively when compared to pcp Increase reflects higher volume2 and higher average sales price, partially offset by increased production costs

1 Excludes Asbestos related expenses and adjustments, ASIC expenses, and non-recurring stamp duty R&D summary On strategy to invest between 2%-3% of sales Decrease impacted by strengthening US dollar Fluctuations reflect normal variation and timing in number of R&D projects in process in any given period General Corporate Costs summary Full year results reflect higher stock compensation expense SEGMENT EBIT – 4TH QUARTER and FULL YEAR FY16

1 Includes Asbestos adjustments, AICF SG&A expenses and net AICF interest expense (income) 2 Excludes tax effects of Asbestos and other tax adjustments 25.8% adjusted effective tax rate (ETR) for the year Adjusted income tax expense and adjusted ETR for the full year increased due to changes in geographical mix of earnings Income taxes are paid and payable in Ireland, the US, Canada, New Zealand and the Philippines Income taxes are not currently paid or payable in Europe (excluding Ireland) or Australia due to tax losses. Australian tax losses primarily result from deductions relating to contributions to AICF INCOME TAX

1 CASHFLOW 45% increase in cash flow from operations Increase in net income adjusted for non-cash items Difference in annual contribution to AICF Unfavorable change in working capital due to: Normal timing variances in AR4 and AP4 Partially offset by lower inventory Lower capital expenditures Australian capacity projects complete Near completion of our US capacity projects Lower financing activities Decrease in net proceeds from borrowings Partially offset by a decrease in dividends paid 1 Certain prior year balances have been reclassified to conform to the current year presentation 2 Excludes AP related to capital expenditures 3 Includes capitalized interest 4 Accounts receivable (“AR”) and Accounts payable (“AP”)

CAPITAL EXPENDITURE Full year FY16 CAPEX spend of US$73.2 million decreased US$203.0 million compared to pcp Maintenance CAPEX continues US capacity projects substantially complete Commissioning of new sheet machines at our Plant City and Cleburne facilities has been deferred, subject to our continued monitoring of market conditions Carole Park capacity expansion project complete and commissioned during Q2 FY16

FINANCIAL MANAGEMENT SUPPORTING GROWTH Strong Financial Management Disciplined Capital Allocation Liquidity and Funding Strong margins and operating cash flows Strong governance and transparency Investment-grade financial management Invest in R&D and capacity expansion to support organic growth Maintain ordinary dividends within the defined payout ratio Flexibility for: Accretive and strategic inorganic opportunities Cyclical market volatility Further shareholder returns when appropriate Conservative leveraging of balance sheet within 1-2 times adjusted EBITDA target $500 million of revolving bank facilities; $325 million senior unsecured notes Weighted average maturity of 4.7 years on bank facilities; 5.6 years on total debt 62% liquidity as of Q4 FY16 on bank debt Financial management consistent with investment grade credit. Ability to withstand market cycles and other unanticipated events. Fitch S&P Moody’s BBB- (re-affirmed Jan’16) BB (upgraded Feb’16) Ba2 (review Q1FY17)

LIQUIDITY PROFILE Corporate debt structure US$500 million revolving credit facility, with a December 2020 maturity US$325 million 8 year senior unsecured notes2,3 Strong balance sheet US$107.1 million cash US$405.7 million net debt4 at Q4 FY16 62% liquidity on bank debt at Q4 FY16 Interest rate swaps resulted in an average 54% fixed / 46% floating ratio on drawn bank facilities 1x net debt to EBITDA excluding asbestos at the bottom of the target leverage range of 1-2 times 1 Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved 2 Callable from 15 February 2018; callable at par from 15 February 2021 3 Original issue discount (OID) US$2.2 million at 31 March 2016 4 Excludes Short-term debt - Asbestos $190m bank facilities drawn at Q4 FY16; $107.1m held in cash 1

ASBESTOS COMPENSATION KEY POINTS Updated actuarial report completed as at 31 March 2016 Undiscounted and uninflated central estimate decreased to A$1.434 billion from A$1.566 billion Change in estimate: NPV is now A$1,904 million Decreased from A$2,143 million at 31 March 2015 A$239 million decrease reflects A$112 million due to payments made and reduced time value discounting and A$127 million decrease arising from actuarial valuation assumption changes Total contributions of US$62.8 million were made to AICF during FY2016 from our FY2015 free cash flow From the time AICF was established in February 2007, we have contributed A$799.2 million to the fund We anticipate we will make a further contribution of approximately US$91.1 million to AICF on 1 July 2016. This amounts represents 35% of our free cash flow for financial year 2016, as defined by the AFFA

FUNDING ARRANGEMENTS FY16 claims received were 12% below actuarial estimates and 13% lower than pcp Claims reporting for mesothelioma: 4% lower than previous year 1% lower than actuarial estimates Claims reporting for non-mesothelioma: 31% lower than prior year 33% lower than actuarial estimates FY16 average claim settlement decreased 18% compared to FY15 due to: Lower average claim settlement sizes across most disease types Large mesothelioma claims are lower in number and average claim size than actuarial estimates Claims Received Average Claim Settlement1

FY2017 KEY PLANNING ASSUMPTIONS The Company expects to see moderate growth in the US housing market in fiscal year 2017 US Residential Starts forecasted to be between 1.2 and 1.3 million starts North America and Europe Fiber Cement Segment EBIT expected to grow EBIT margins expected to remain at the high end of the target range of 20% to 25% Expectation is based upon the Company continuing to achieve strong operating performance in its plants, consistent with recent quarters, and stable exchange rates and input cost trends Australian total detached started forecasted to be between 100,000 to 110,000 in calendar 2016 New Zealand and Philippines businesses’ growth expected to continue into fiscal year 2017

SUMMARY 1 Excludes Asbestos related expenses and adjustments, New Zealand weathertightness claims, non-recurring stamp duty and tax adjustments 2 Excludes Asbestos related expenses and adjustments, New Zealand weathertightness claims and non-recurring stamp duty Overall strong financial performance for FY16 highlighted by: 10% increase in adjusted net operating profit 45% increase in cash flow from operations US$268.8 million of capital returned to shareholders Announced Fiscal 2017 share buyback program to acquire up to US$100.0 million of issued capital

QUESTIONS

APPENDIX

FINANCIAL SUMMARY 1 Excludes New Zealand weathertightness claims 2 Excludes Asbestos related expenses and adjustments and non-recurring stamp duty

NET POST-TAX UNFUNDED ASBESTOS LIABILITY FY16 FY15 Central Estimate – Undiscounted and Uninflated 1,433.8 1,565.9 Provision for claims handling costs of AICF 32.2 33.7 Other US GAAP adjustments 87.4 28.3 Net assets of AICF (24.2) (11.1) Contributions for asbestos research and education 0.6 2.1 Effect of tax (528.3) (555.8) Net post-tax unfunded liability in A$ 1,001.5 1,063.1 Exchange rate US$ per A$1.00 0.7657 0.7636 Net post-tax unfunded liability in US$ millions 766.8 811.7 A$ millions (except where stated)

ASBESTOS CASH MOVEMENTS FOR FULL YEAR ENDED 31 MARCH

UPDATED ACTUARIAL ESTIMATE

DEPRECIATION AND AMORTIZATION

DEFINITIONS AND OTHER TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements Definitions Non-financial Terms   AFFA – Amended and Restated Final Funding Agreement   AICF – Asbestos Injuries Compensation Fund Ltd   NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors Financial Terms EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness

DEFINITIONS AND OTHER TERMS Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results, Media Release, and Management Presentation to the equivalent US GAAP financial statement line item description used in the company’s Consolidated Financial Statements:

NON-US GAAP FINANCIAL MEASURES This Management Presentation includes certain financial information to supplement the Company’s Consolidated Financial Statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include: Adjusted EBIT; Adjusted EBIT margin; Adjusted net operating profit; Adjusted EBITDA; Adjusted diluted earnings per share; Adjusted operating profit before income taxes Adjusted income tax expense; and Adjusted effective tax rate These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s Consolidated Financial Statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

NON-US GAAP FINANCIAL MEASURES US$ Millions Q4'16 Q4'15 FY16 FY15 Net operating profit 28.8 $ 27.7 $ 244.4 $ 291.3 $ Asbestos: Asbestos adjustments 27.0 63.5 (5.5) (33.4) AICF SG&A expenses 0.4 0.6 1.7 2.5 AICF interest expense (income), net 0.2 (0.4) 0.3 (1.4) New Zealand weathertightness claims - (0.1) 0.5 (4.3) Non-recurring stamp duty - 4.2 - 4.2 Asbestos and other tax adjustments 1.5 (38.2) 1.5 (37.5) Adjusted net operating profit 57.9 $ 57.3 $ 242.9 $ 221.4 $ Three Months and Full Year Ended 31 March US$ Millions Q4'16 Q4'15 FY16 FY15 EBIT 56.3 $ 12.6 $ 354.0 $ 335.0 $ Asbestos: Asbestos adjustments 27.0 63.5 (5.5) (33.4) AICF SG&A expenses 0.4 0.6 1.7 2.5 New Zealand weathertightness claims - (0.1) 0.5 (4.3) Non-recurring stamp duty - 4.2 - 4.2 Adjusted EBIT 83.7 80.8 350.7 304.0 Net sales 435.8 $ 411.3 $ 1,728.2 $ 1,656.9 $ Adjusted EBIT margin 19.2% 19.6% 20.3% 18.3% Three Months and Full Year Ended 31 March

NON-US GAAP FINANCIAL MEASURES US$ Millions Q4'16 Q4'15 FY16 FY15 EBIT 56.3 $ 12.6 $ 354.0 $ 335.0 $ Depreciation and amortization 24.7 18.9 79.8 70.9 Adjusted EBITDA 81.0 $ 31.5 $ 433.8 $ 405.9 $ Three Months and Full Year Ended 31 March Q4'16 Q4'15 FY16 FY15 Adjusted net operating profit (US$ Millions) 57.9 $ 57.3 $ 242.9 $ 221.4 $ Weighted average common shares outstanding - Diluted (millions) 447.1 446.4 447.2 446.4 Adjusted diluted earnings per share (US cents) 13 13 54 50 Three Months and Full Year Ended 31 March

NON-US GAAP FINANCIAL MEASURES US$ Millions Q4'16 Q4'15 FY16 FY15 Operating profit before income taxes 48.0 $ 7.6 $ 330.5 $ 322.6 $ Asbestos: Asbestos adjustments 27.0 63.5 (5.5) (33.4) AICF SG&A expenses 0.4 0.6 1.7 2.5 AICF interest expense (income), net 0.2 (0.4) 0.3 (1.4) New Zealand weathertightness claims - (0.1) 0.5 (4.3) Non-recurring stamp duty - 4.2 - 4.2 Adjusted operating profit before income taxes 75.6 $ 75.4 $ 327.5 $ 290.2 $ Income tax (expense) income (19.2) $ 20.1 $ (86.1) $ (31.3) $ Asbestos-related and other tax adjustments 1.5 (38.2) 1.5 (37.5) Adjusted income tax expense (17.7) $ (18.1) $ (84.6) $ (68.8) $ Effective tax rate 40.0% (264.5%) 26.1% 9.7% Adjusted effective tax rate 23.4% 24.0% 25.8% 23.7% Three Months and Full Year Ended 31 March

Q4 FY16 MANAGEMENT PRESENTATION 19 May 2016